Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

The following summary of the rights of the capital stock of Maison Solutions Inc. (“we,” “us,” “our,” or the “Company”) does not purport to be complete. This summary is subject to and qualified by the provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as filed as Exhibit 3.1 and Exhibit 3.2, respectively, to this Annual Report on Form 10-K and incorporated herein by reference. Additionally, the Delaware General Corporation Law (“DGCL”), as amended, also affects the terms of our capital stock.

General

Pursuant to our Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on October 1, 2021, our authorized stock consists of:

The total number of shares of all classes of stock which the Corporation is authorized to issue is 100,000,000 comprised of (i) 95,000,000 shares of common stock, $0.0001 par value per share (the “common stock”), of which (a) 92,000,000 shares shall be a series designated as Class A common stock (the “Class A common stock”), (b) 3,000,000 shares shall be a series designated as Class B common stock (the “Class B common stock”), and (ii) 5,000,000 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”).

As of April 30, 2024, we had 17,450,476 shares of our Class A common stock outstanding and 2,240,000 shares of our Class B common stock outstanding. As of April 30, 2024, we had six stockholders of record of our outstanding shares of Class A common stock, and one stockholder of record, John Xu, the Company’s Chief Executive Officer, Chairman and President, of our outstanding shares of Class B common stock. There were no outstanding shares of our Preferred Stock as of April 30, 2024.

Voting Rights

Each holder of our Class A common stock is entitled to one (1) vote per share, and each holder of our Class B common stock is entitled to ten (10) votes per share, on all matters submitted to a vote of the stockholders. The holders of our Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated Certificate of Incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

●	if we were to seek to amend our amended and restated Certificate of Incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

●	if we were to seek to amend our amended and restated Certificate of Incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Dividend Rights

The holders of our Class A and Class B common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds. See the section titled “Dividend Policy” for additional information.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the completion of our initial public offering, except for certain permitted transfers further described in our amended and restated Certificate of Incorporation, including estate planning or charitable transfers where exclusive voting control with respect to the shares of Class B common stock is retained by the transferring holder, and transfers to affiliates or certain other related entities of the transferring holder.

All outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock at 5:00 p.m. New York City time on a date fixed by our board of directors that is not less than 60 days nor more than 180 days following the date the aggregate number of shares of our Class B common stock then outstanding ceases to represent at least 5% of the aggregate number of all shares of our common stock then outstanding. In addition, each share of Class B common stock held by our John Xu, our Chief Executive Officer, (or any of Mr. Xu’s permitted transferees) will automatically convert into one share of Class A common stock at 5:00 p.m. New York City time on a date fixed by our board of directors that is not less than 60 nor more than 180 days following the death or disability of Mr. Xu. Once converted into Class A common stock, the Class B common stock may not be reissued.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our Class A and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities

Rights and Preferences

Holders of our Class A and Class B common stock have no pre-emptive, conversion (except as noted above), or subscription rights, and there are no redemption or sinking fund provisions applicable to our Class A common stock or Class B common stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class A and Class B common stock are fully paid and non-assessable.

Anti-Takeover Provisions

The provisions of the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our Company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws contain provisions that could make the following actions and transactions, among others, more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Dual Class Stock

As described above in the subsection titled “— Class A and Class B common stock — Voting Rights,” our Amended and Restated Certificate of Incorporation provides for a dual class common stock structure, which provides Mr. Xu with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or its assets.

Undesignated Preferred Stock

The Preferred Stock may be issued from time to time in one or more series. The board of directors of the Company is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such shares and as may be permitted by the DGCL. The board of directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our Company.

Special Stockholder Meetings

Our Amended and Restated Bylaws provide that a special meeting of stockholders may only be called by an officer of our Company pursuant to a resolution adopted by a majority of our board of directors then in office or the chairperson of our board of directors.

Requirements for Advance Notification of Stockholder Proposals and Nominations

Our Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Forum Selection

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought against or on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, (iv) any action as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware, or (v) any action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located within the State of Delaware). However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees, or agents and arising under the Securities Act. Nothing in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a Foreign Action), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Amendment of Charter Provisions

Any amendment of the above provisions in our Amended and Restated Certificate of Incorporation would require approval by holders of at least 66 2/3% of the voting power of all of the then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, the affirmative vote of holders of at least 80% of the shares of Class B common stock outstanding at the time of such vote, voting as a separate series, is required to amend or repeal, or adopt any provision of our Amended and Restated Certificate of Incorporation relating to the rights and preferences of our common stock.

Limitation on Liability and Indemnification

We have entered into indemnification agreements with our directors and officers that contain provisions that limit their personal liability for monetary damages. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of our directors in any action or proceeding. We believe that these indemnification agreements are necessary to attract and retain qualified persons as directors. We also maintain directors’ and officers’ liability insurance.

Our Amended and Restated Bylaws provide that we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her.

The limitation of liability represented by the indemnification agreements and the indemnification provisions in our Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is VStock Transfer LLC.

Listing

Our Class A common stock is listed on the Nasdaq Stock Market LLC under the trading symbol “MSS.”

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